SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 14, 2011	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +1-415-730-1307 chesha_gibbons@chipmos.com David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS ANNOUNCES NEW NT$8.4 BILLION CREDIT LINE;

Proceeds to be Used to Refinance Existing Debt

Hsinchu, Taiwan, July 14, 2011 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS”) (Nasdaq: IMOS) announced today that its majority-owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), has signed a NT$8.4 billion (approximately US$292 million) non-revolving credit line (the “Credit Facility”) with a syndicate of thirteen Taiwan banks. The maximum five-year, floating rate Credit Facility will be secured by existing land and plant and equipment owned by ChipMOS Taiwan. Together with existing available cash of NT$1.0 billion (approximately US$34.8 million) and the proceeds from the Credit Facility, ChipMOS Taiwan will primarily target to refinance its existing bank debt and equipment leases. Under the Credit Facility, ChipMOS Taiwan has covenanted to (i) fully draw down the facility within six (6) months of the execution of the Credit Facility; (ii)make repayments on semi-annual installments pursuant to a repayment schedule; (iii) maintain certain financial ratios relating to its liquidity, interest payment and debt financing levels; (iv) maintain a repayment reserve account for the term of the Credit Facility with deposit in the account to be equivalent to at least two (2) installments of interest payment under the Credit Facility; and (v) make penalty-free advance repayments subject to certain terms and conditions as set out under the Credit Facility.

Taiwan Cooperative Bank, Bank of Taiwan and Land Bank of Taiwan acted as co-lead managers of the syndicate, which included Mega International Commercial Bank, Hua Nan Commercial Bank, First Commercial Bank, Taishin International Bank, Chang Hwa Bank, Yuanta Bank, Bank of Panhsin, JihSun Bank, Shin Kong Bank, and EnTie Bank. Mr. S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, and representatives from the bank syndicate were present at the signing ceremony held in Hsinchu, Taiwan.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We appreciate the continued support of our bank syndicate in reaching this latest agreement. Proceeds from the credit line will be used immediately, combined with cash of NT$1.0 billion (US$34.8 million) on our balance sheet, to fully refinance our existing debt obligations on more favorable financial terms. This is another important step in our ongoing efforts to strengthen our financial position, while continuing to provide excellent and reliable test and assembly services to ChipMOS customers.”

The table below reflects the anticipated impact of the new syndicated credit line on the Company’s future loan principal payments as compared to the original payment schedule as of June 30, 2011. (All translations from NT dollars to U.S. dollars were made at the exchange rate of NT$28.79 against US$1.00 as of June 30, 2011)

Total loan principal payment schedule for ChipMOS (as of June 30, 2011)

	Original		After loan draw down
	Payment Amount		Payment Amount
	NT$	US$	NT$	US$
	(in million)		(in million)
2011	3,670.5	127.5	276.7	9.6
2012	4,119.6	143.1	684.0	23.8
2013	1,829.1	63.5	2,277.8	79.1
2014	330.1	11.5	2,370.2	82.3
2015	272.5	9.5	1,794.5	62.3
2016 and onwards	225.0	7.8	2,041.8	70.9

Total	10,446.8	362.9	9,445.0	328.0

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.